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The news you've been waiting for

It's been 2 1/2 weeks since we gave you an update. Between ramping up for the Reg A, film shoots and mounds of paperwork, we finally had the chance today to film an update for you... our investor partners. Aaaaaaaand its a good one. Watch Steve become and old man as he shares the good news you've been waiting for in the video below.


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OneDoor Studios Raises $2 Million in Successful Revenue-Share Crowdfunding Campaign for “Calculated” Film Development Fund; Looks Ahead to $6 Million Reg A Launch Early Next Year

Jessel Thomas, Tech Times | 17 December 2021, 02:12 pm

Hollywood successes may come and go, but one company, OneDoor Studios, (https://www.onedoorstudios.com/), is opening the door to a new and more equitable way to fund film projects with its recent revenue-share crowdfunding success, promising to have a lasting influence in the industry.

The Santa Barbara-based company recently raised an impressive $2 million on Wefunder, (https://wefunder.com/calculatedmovie), providing the complete development costs for the upcoming major motion picture of the top-rated young adult novel, "Calculated." For a mere $100, investors were invited to invest in the development of what could be the next YA blockbuster film franchise, which has an estimated production budget of $45 million to be provided through bank financing.

READ ALSO: Mogul Promoting Transparency and Democracy in the Film Industry

"Calculated's" powerful novel series on which the film is based, by author Nova McBee and released by Wolfpack, one of Amazon's leading publishers, is a present-day action-adventure thriller. The story focuses on the harrowing yet inspiring journey of Josephine Rivers, a calculating prodigy with a nearly supernatural ability to look at the world through a purely mathematical lens, even at times predicting the future. Seeing her gift as a means of profit, a notorious global underground kidnaps her and forces her to use her gift to grow their empire. Josephine must escape before a great economic collapse, which she can stop, sends shockwaves around the globe.

Many independent films have been funded using a crowdfunding model through the years, but what sets apart the "Calculated" campaign is a unique investment opportunity where investors:

- recoup 110% of their investment before filming begins
- then, after the studio releases the film, investors make 50% of the development company's ongoing profits

"The typical way films have been funded on crowdfunding sites is for investors to provide production funding, then the film is produced. This most often leads to projects that fail to get distribution," said Jay Brents, CEO of OneDoor Studios. "In 2019, over 13,000 independent films were made with this model and less than 1% secured distribution, let alone actually profited."

Brents explained that what makes their company's investment process different is that the investor is investing in the development of the film -- not the production.

"As far as we know this is the first time this model has been deployed in crowdfunding," Brents said. "For those of us producing projects for studio and major streaming release, during development we fully bake the script, set up distribution for at least North America and one or two additional international territories, attach a director and lead cast, as well as secure the project's bond, bank financing, and related collateral. This development takes as long as other indie films take to produce their entire film. But during development we are doing just that, making sure the film has distributors, and a good chance to turn a profit before we ever roll cameras. In all our research, we've never come across another company utilizing revenue-share crowdfunding that puts such a comprehensive development phase first, and where investors would be paid back *before* the movie was filmed. Investors then share a percentage of the profits of the film."

The direct-to-consumer approach for film investing fits with similar trends in Hollywood seen in the rise of streaming content in recent years.

"This is the era of direct-to-consumer," said John J. Lee, Jr., the company's executive chairman. "Everything is moving this direction, making life better for the average person. We respect and are equally committed to each of our investors from the smallest to the greatest. We were amazed when we passed 100 investors, and at 1,400 investors, we realized the social media and branding power of our investors could become a dynamic high-value element. Additionally, this may be the first time that a fan base of a major studio released motion picture will be able to brag that they played a role in supporting the inception of these projects as investors."

Still, the company admits it does take some convincing prospective investors. However, that comes with the territory when you are turning film financing on its head.

"Because our business model is very deep and sophisticated, some misunderstand and even confuse it with the simpler, '*invest in the production*' type of investment," said Stephen Wollwerth, company president. "Others may not understand the concept of collateralization of the project which opens the door to bank financing. They say, 'What makes you think the bank will loan you

the production funds?' As John Lee puts it: 'Bank financing is actually a very predictable process.' We've heard a wide range of objections, but investors become very satisfied with this model once they fully understand and even witness the process unfolding."

Yet Wollwerth admitted that one of the common criticisms on social media the company receives harkens back to a long-time critique of the opaque historic nature of film financing -- "Hollywood bookkeeping. You'll never see your money back."

"This comment may come from the assumption that a studio is financing our movies and series," Wollwerth explained. "Our experiences with studio accounting is that they are impeccably honest, on-time, and make exceptional partners who are essential to each project's global artistic and earnings success. Each filmmaker using studios to provide all their financing, negotiate and enter contracts that determines their overall profit distribution. Each of our projects are bank financed. They are paid fees and interest on their loans. We remain in control of profits distribution for our investors and creatives throughout each project's extensive global earnings."

Brents said the company turned to revenue-share crowdfunding when private investment slowed following the Covid shutdown.

"We had a company on board for the funding of the first project's development, but when Covid hit, everything changed," Brents recalled. "So, I did a great deal of research into the most successful revenue-share crowdfunded companies and we moved our company down that path. We gathered all of our resources and started with a meager $3,000 in ad spend. Then a $15,000 loan to the company for marketing got us to about $150,000 raised within a month, and then it just accelerated."

OneDoor Studios' talented team has extensive experience in the film industry working on 23 studio-released movies and series released by entities including Sony, Universal, Warner Media, Disney, Viacom/CBS/Paramount, and Lionsgate, earning more than $4 billion in revenue.

"Our business plan is a highly sophisticated proven method for securing major Hollywood players," Brents said. "We have built up strong relationships with leaders in the entertainment film insurance and banking industry. We enlist the work of A-list screenwriters, directors, and actors. These enable us to engage licenses with the world's leading distributors who connect us to the global market of movie and series binge-watchers, now numbering over 4 billion."

The company's leadership team has a track record in the entertainment industry that speaks for itself.

Lee has provided development and financing planning and execution in every aspect for dozens of motion pictures, television network series, and specials, including "The Terminator", "Crouching Tiger Hidden Dragon," and "The Nutty Professor," with combined production costs of over $470 million and global

rights earnings exceeding $4 billion. Lee also penned an influential book detailing the principles and practices used by the industry's most successful producers, "The Producer's Business Handbook: The Roadmap for the Balanced Film Producer," which is taught by film schools all over the world and is a standard professional media reference, now in its 4th edition.

Wollwerth is a top cinematographer whose work has been seen globally including production for Fox Sports, National Geographic Channel, a PBS Docuseries watched by millions, and as DP on a feature film released on Amazon, "Hope for the Holidays." He also developed the first flying cinematography for helicopters and multicopters before the advent of drones.

Brents has established and maintains an active group of more than 60 film industry leaders spanning Beijing, Qingdao, and Shanghai China, including producers, actors, directors, distributors, film score composers, and city government officials. In addition, Brents has found many of the company's library of projects and has a passion for bringing unique stories to light.

It was the novel's page-turning story and its themes of female empowerment and the resiliency of the book's protagonist that initially impressed the company's team to take on the "Calculated" franchise.

"From its opening sentence, Nova McBee's young woman starring character just knocked us out with her impossible circumstances and unconquerable spirit," Brents recalled. "We were fortunate to bid early on this audience-captivating book series that could become one of the highest impact motion picture franchises of all time."

In keeping with the novel's themes of empowerment, the company's founders have committed 25% of their profits from "Calculated" to the National Center on Sexual Exploitation (NCOSE) to help them in their fight against human trafficking.

"We're looking to achieve a lot of good through the films we make," Wollwerth said. "All our pictures have the attributes of 'Good, True, and Beautiful' stories in which the arcs bring out a desire for people to be better, love more, give more, and search inward. We also want to support individuals and organizations that are doing good in the world. So many great organizations that are fighting child exploitation, for example, have so little financial backing, and we want to become their largest donors and supporters."

On the heels of its recent crowdfunding success, OneDoor Studios is looking ahead to launching a $6 million Reg A offering early next year to fund additional film development of the other novels in the "Calculated" series. The second novel in the series, "Simulated," was launched earlier this year, and the third novel, "Activated," is planned for release in March 2022, which will trigger the publisher's premier marketing of all three series titles.

You can sign up to find out more information about the company's upcoming Reg A launch here: **https://www.onedoorstudios.com/waitlist**.

"There's a lot of space out there for audience-pleasing stories to be told," Wollwerth said. "People want good movies and series, and there are not enough good ones produced each year. So, we welcome competition. In fact, we welcome partnerships with people who want to produce extraordinary motion pictures and series."

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